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[LETTERHEAD]


FOR IMMEDIATE RELEASE

CONTACTS:
BRIAN W. BERMAN, CFO                              STEVEN CURTIS
PARADIGM GEOPHYSICAL LTD.                         RUDER FINN, INC.
Phone: +972-9-970-9300                            Phone: +1-212-593-6319
Email: brian@paradigmgeo.com                      Email: curtiss@ruderfinn.com

             PARADIGM GEOPHYSICAL ANNOUNCES ACQUISITION OF RESERVOIR
                   MODELING AND NETWORK PLANNING TECHNOLOGIES

HERZLIA, Israel - June 10, 1999 - Paradigm Geophysical Ltd. (NASDAQ: PGEO) today announced that it has reached a definitive agreement to acquire PlaNET, an integrated suite of software for reservoir modeling and oil and gas field network planning, from Dr. Andrew Wadsley. Dr. Wadsley has joined Paradigm to continue development and integration of the software into Paradigm's existing technologies.

PlaNET's network planning system enables planning and scheduling for integrated gas production and optimized allocations from distributed gas fields to multiple gas markets and products. The software is a complete reservoir-to-market integrated solution currently used in South America, Europe and South East Asia. It has been developed, tested and proven over a period of eight years with complex reservoir studies.

Eldad Weiss, Paradigm's President and CEO, said, "The acquisition of PlaNET enables Paradigm to leverage its technology base and provide a bridge between the geoscience and petroleum engineering disciplines. Dr. Wadsley's reservoir management software represents a fundamental improvement in reservoir simulation technology and workflows using an innovative approach to seismic and geological integration. We are very pleased he is joining our team."

Dr. Wadsley has twenty five years experience in developing and applying solutions for oil and gas production and reservoir management, and is an expert in the application of numerical methods to fluid flow and optimization problems.

Paradigm Geophysical Ltd. develops, markets and supports seismic data analysis software solutions and provides seismic data processing and interpretation services to companies engaged in oil and natural gas exploration and production. Paradigm Geophysical serves this industry with offices and geophysical data analysis services centers in the United States, the United Kingdom, Canada, China, Australia, Indonesia, Argentina, Venezuela, and Russia. Paradigm on the web: www.paradigmgeo.com


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PARADIGM GEOPHYSICAL ANNOUNCES ACQUISITION

"Paradigm Geophysical(R)" is the registered trademark of Paradigm Geophysical Ltd. This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by Paradigm and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicly release results of any of these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.


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